August 2, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny

Re:	Crown Crafts, Inc.
Definitive Additional Soliciting Materials
Filed July 16, 2007
File No. 001-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s additional responses to comments of the Staff contained in the letter from Daniel F. Duchovny to the undersigned dated July 20, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the applicable paragraph numbers in the Staff’s July 20, 2007 comment letter.
     1. The Company hereby acknowledges that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.
     With respect to the Company’s assertion that Mr. Wasserman “had fully demonstrated that he was simply a mouthpiece for Wynnefield”, the Company provides the following additional information:
     As noted in the Company’s letter to its stockholders dated July 24, 2007, Mr. Wasserman has attended, and participated in, all of the Company’s Board meetings for the past 18 months as a Board observer. In those meetings and through related correspondence, Mr. Wasserman has
P.O. Box 1028  •  Gonzales, Louisiana 70707-1028  •  (225) 647-9100  •  Toll Free (800) 433-9560  •  Fax (225) 647-8331

Securities and Exchange Commission
August 2, 2007

communicated the desires of Wynnefield to the Board, including Wynnefield’s desire that the Company pursue a sale transaction, with his comments and responses regularly framed in terms of Wynnefield’s desires and interests. In the view of the Company, Mr. Wasserman has not otherwise contributed to these meetings in a material way.
     With respect to the Company’s assertion that the Wynnefield Group’s actions “disrupt [our] operations or distract [our] employees with concerns about their future and that of” the Company, the Company provides the following additional information:
     As also noted in the Company’s letter to its stockholders dated July 24, 2007 and its letter to the Staff dated July 27, 2007, the Company has reason to believe that the Wynnefield Group is desirous of pursuing a sale of the Company. A number of employees of the Company have expressed concerns about a sale of the Company and how such a transaction might impact their future employment. Such concerns distract employees from day-to-day operations and could reasonably be expected to cause employees to seek alternative employment, both of which are disruptive to the Company’s operations.
     The Company hereby acknowledges that if the Company addresses either of the matters referenced above in any future filings, the Company will clarify the basis for its beliefs.
     3. With respect to the Company’s assertion that the Wynnefield Group is responsible “only to its unnamed and undisclosed backers and has neither allegiance nor responsibility to” the Company’s security holders and its assertion that the Wynnefield Group’s nominees “bring nothing to the table but their dedication to Wynnefield’s agenda and the problematic balance they must strike between their fiduciary duties to you . . . and their loyalties and obligations to the Wynnefield Group, its investors and its desire to see a quick sale of the Company,” the Company provides the following additional information:
     In its letter to the Staff dated July 27, 2007, the Company acknowledged that if the Company addresses Wynnefield’s allegiance to its investors in any future filings, the Company will make clear that, if elected, the Wynnefield Group’s nominees will have fiduciary duties, as directors, to all stockholders of the Company. As an investment fund, the Wynnefield Group’s duties currently are to its investors and clients, whose identities are not publicly available, and we are not aware of any requirement that their identities be disclosed. However, in many cases, the investment interests, plans and strategies of the Wynnefield Group’s investors and clients may differ from those of the Company’s stockholders. Accordingly, if the Wynnefield Group’s nominees are elected as directors of the Company, they would be required to balance their duties to the Company’s stockholders with any they might have in other capacities to investors and clients of the Wynnefield Group.

Securities and Exchange Commission
August 2, 2007

     Furthermore, as stated above and in our letter to the Staff dated July 27, 2007, the Company has reason to believe that the Wynnefield Group’s agenda includes a desire to see a sale of the Company and that Mr. Wasserman’s past contributions to meetings of the Board have been limited to communicating this and other desires of the Wynnefield Group.
     Any comments or questions regarding the Company’s soliciting materials or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.
     Thank you.

Sincerely,

Amy Vidrine Samson
Chief Financial Officer